EXHIBIT 12.1
EXPRESS SCRIPTS, INC.
Calculation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		Twelve Months Ended December 31,
	2011	2010	2011	2010	2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$516.7	$488.0	$1,560.3	$1,390.4	$1,908.7	$1,308.4	$1,207.4	$940.2	$738.3
Add:
Interest expense	94.3	42.2	184.3	127.0	167.1	194.4	77.6	108.4	95.7
Estimated interest component of rental expense	2.5	4.2	7.5	10.4	13.4	9.3	9.6	9.8	8.4
Undistributed loss from joint venture	—	—	—	—	—	—	0.3	1.3	1.6
Income as adjusted	$613.5	$534.4	$1,752.1	$1,527.8	$2,089.2	$1,512.1	$1,294.9	$1,059.7	$844.0
Fixed charges:
Interest expense	94.3	42.2	184.3	127.0	167.1	194.4	77.6	108.4	95.7
Estimated interest component of rental expense	2.5	4.2	7.5	10.4	13.4	9.3	9.6	9.8	8.4
Total fixed charges	$96.8	$46.4	$191.8	$137.4	$180.5	$203.7	$87.2	$118.2	$104.1

Ratio of Earnings to Fixed Charges	6.3	11.5	9.1	11.1	11.6	7.4	14.8	9.0	8.1
Note: Interest component of rental expense estimated to be 1/3 of rental expense, which management believes represents a reasonable approximation of the interest factor.